Exhibit 99.1

High Tide Becomes North America's First Cannabis Discount Club Retailer With Over 245,000 Members

  Starting today, all Canna Cabana retail cannabis stores will transition to a discount club concept with exclusive benefits targeted to Cabana Club members. This accelerates High Tide's previously-announced entry into the value segment, and positions the Company as the largest cannabis value retailer overnight.
  High Tide's mature ecosystem of in-house brands and products perfectly positions the Company to become an exclusive cannabis discount club retailer and to eventually grow its Cabana Club loyalty plan into a global, membership-based cannabis community.
  Approximately 40% of Canadian cannabis sales are still conducted through the illicit market.1 With over 70% of Canadian cannabis consumers being especially price-sensitive, this announcement positions High Tide to gain market share by converting legacy customers into Cabana Club members.2
  Cabana Club members will gain exclusive access to everyday low prices, member deals, and high-quality proprietary consumption accessories and brands. As regulations evolve, the Company also plans to explore the potential to launch subscription boxes for Cabana Club members, featuring brands and products from High Tide's portfolio companies.
  Same-store sales and customer loyalty are projected to continue their upward trajectory in the coming weeks and months based on the results from two successful pilot projects which the Company undertook beginning in mid-April, that involved reduced margins on consumption accessories and THC products.
  Regulatory environment permitting, the Company may explore the potential to introduce a membership fee for the Cabana Club, and provide annual profit share/cashback or other perks to members.
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[1] https://www.cannabisbenchmarks.com/report-category/canada/page/2/
[2] https://cdn.shopify.com/s/files/1/2636/1928/files/Final-OCS-InsightsReport_Q3-2020.pdf?v=1614968675

CALGARY, AB, Oct. 20, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announced today that it is transitioning all of its cannabis retail stores to an innovative cannabis discount club concept, with exclusive benefits and everyday low prices for members of its Cabana Club loyalty plan. Modelled after a proven and leading membership-based grocery discount club retailer, High Tide will leverage its existing in-house brands and product lines to provide an exclusive customer experience for its 245,000+ Cabana Club members, which will drive customer loyalty and meaningfully expand the Company's market share.

High Tide Inc. October 20, 2021 (CNW Group/High Tide Inc.)

Starting today, all of High Tide's retail cannabis stores will begin to offer steep club discounts on cannabis products in addition to existing member-only discounts on consumption accessories, as well as other exclusive benefits for members of the Cabana Club, which will remain free to join over the short-term. Members will also be given the exclusive ability to purchase items from High Tide's catalogue of proprietary consumption accessories, which will only be available in Canada through High Tide's retail brands, with wholesale sales of proprietary consumption accessories being discontinued in Canada in order to focus on providing value and exclusive high-quality products to Cabana Club members. Based on two successful pilot projects that were conducted beginning in mid-April, 2021, which yielded a 184% increase in consumption accessories sales, a 76-100% increase on THC product sales, and a 272% increase in new signups for the Cabana Club, the Company expects cannabis and consumption accessories sales volumes to continue to rise. This increase in sales will also accelerate High Tide's white-label product strategy to offer unique products to Cabana Club members.

"I am thrilled that with today's announcement, High Tide becomes the first of its kind, and the largest, cannabis discount club retailer in North America. While other retailers have made moves to service the value segment, our strategy sets us apart as the only retailer in Canada which will have a discount club loyalty plan. Today's news represents an acceleration of our value-focused strategy, which was initially planned to be rolled out under the Cannabis Chop Club brand in select locations only. By expanding this strategy across all of our retail stores instead, we can focus on continuing to build the Canna Cabana brand and its rapidly-growing base of over 245,000 members, and grow our strong brand equity, while saving time, capital and resources by avoiding conversions of existing locations," said Raj Grover, President and Chief Executive Officer of High Tide. "We have specifically developed this retail concept to speak to the needs and preferences of today's cannabis consumer, with a focus on value, quality, and an exclusive product portfolio. This will be done by offering the largest selection of cannabis products and consumption accessories in Canada at unbeatable prices, and at a level of quality, consistency, and safety which is absent in the illicit market. Our successful pilot projects clearly demonstrated that exclusive access to high-quality and affordable products can drive growth in both sales and customer loyalty," added Mr. Grover.

The Company plans to initially roll out this retail concept across Canadian provinces where it currently operates retail cannabis stores, as well as in British Columbia, where it anticipates launching its first store in the near future. A driving focus of this rollout will be to convert consumers who currently buy products from the illicit market, a potential customer base worth at least $3 billion in annual sales.3 Over the longer-term, depending on the timelines of legalization and regulatory change in jurisdictions outside of Canada, High Tide's vision is to make the Cabana Club into a global cannabis community.

High Tide President and Chief Executive Officer, Raj Grover, and Chief Financial Officer, Rahim Kanji, will be available to answer shareholder and analyst questions related to this announcement via conference call at 12:00pm Eastern Time.

Conference Call Dial-In Information:

US/CANADA Participant Toll-Free Dial-In Number: (833) 570-1148

International Participant Dial-In Number: (914) 987-7095

Conference ID: 7951116

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

About High Tide Inc.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 101 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across Canada. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[3] https://www150.statcan.gc.ca/t1/tbl1/en/cv.action?pid=3610012401

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 20-OCT-21